SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ALBIREO PHARMA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01345P 106
(CUSIP Number)

Charles Sermon
Phase4 Partners Limited
1 Cavendish Place
London W1G 0QF, United Kingdom
Telephone: +44 0 20 3036 0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Phase4 Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,065,447 shares[1]

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,065,447 shares[1]

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[2]

14	TYPE OF REPORTING PERSON
OO

[1]
Represents shares held by Phase4 Ventures III GP LP (“Phase4 GPLP”) in its capacity as general partner of Phase4 Ventures III LP (“Phase4 III”). Phase4 GPLP is the general partner of Phase4 III. The general partner of Phase4 GPLP is Phase4 Ventures III General Partner Limited (“Phase4 GP”). Phase4 GP has appointed Phase4 Partners Limited (“Phase4 Partners”) to act as the manager of Phase4 III. Phase4 Partners ultimately exercises voting and investment power over the securities held by Phase4 GPLP. Dr. Alastair McKinnon, Denise Scots-Knight, Ph.D. and Charles Sermon are Directors of Phase4 Partners. Phase4 Partners, Phase4 GP, Phase4 GPLP and Phase4 III may each be deemed to have sole voting and dispositive power over the shares and Dr. McKinnon, Dr. Scots-Knight and Mr. Sermon may each be deemed to have shared voting and dispositive power over the shares.

[2]
The percentage ownership was calculated based on 11,148,285 shares of common stock outstanding as of the completion of the offering disclosed in the Prospectus Supplement to the Registration Statement on Form S-3 (File No. 333-220958) filed by Albireo Pharma, Inc. (the “Issuer”) with the Securities and Exchange Commission on January 25, 2018, and the disclosure by the Issuer of the successful completion of this offering in a press release dated January 29, 2018.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Phase4 Ventures III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,065,447 shares[3]

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,065,447 shares[3]

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[4]

14	TYPE OF REPORTING PERSON
PN

[3]	See footnote 1.
[4]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Phase4 Ventures III GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,065,447 shares[5]

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,065,447 shares[5]

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[6]

14	TYPE OF REPORTING PERSON
PN

[5]	See footnote 1.
[6]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Phase4 Ventures III General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,065,447 shares[7]

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,065,447 shares[7]

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[8]

14	TYPE OF REPORTING PERSON
OO

[7]	See footnote 1.
[8]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Dr. Alastair McKinnon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,065,447 shares[9]

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,065,447 shares[9]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[10]

14	TYPE OF REPORTING PERSON
IN

[9]	See footnote 1.
[10]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Denise Scots-Knight, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,065,447 shares[11]

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,065,447 shares[11]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[11]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[12]

14	TYPE OF REPORTING PERSON
IN

[11]	See footnote 1.
[12]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D

1	NAME OF REPORTING PERSON
Charles Sermon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,065,447 shares[13]

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,065,447 shares[13]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,065,447 shares[13]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%[14]

14	TYPE OF REPORTING PERSON
IN

[13]	See footnote 1.
[14]	See footnote 2.

Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on November 3, 2016, (as amended, the “Schedule 13D”), and is filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Albireo Pharma, Inc. (the “Issuer”). Capitalized terms used herein but not defined

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Phase4 Partners	1,065,447 shares
Phase4 III	1,065,447 shares
Phase4 GPLP	1,065,447 shares
Phase4 GP	1,065,447 shares
Dr. Alastair McKinnon	1,065,447 shares
Denise Scots-Knight, Ph.D.	1,065,447 shares
Charles Sermon	1,065,447 shares

Percent of class:

Phase4 Partners Limited	9.56%
Phase4 Ventures III LP	9.56%
Phase4 Ventures III GP LP	9.56%
Phase4 Ventures III General Partner Limited	9.56%
Dr. Alastair McKinnon	9.56%
Dr. Denise Scots-Knight	9.56%
Charles Sermon	9.56%

(The percentage ownership was calculated based on 11,148,285 shares of common stock outstanding as of the completion of the offering disclosed in the Prospectus Supplement to the Registration Statement on Form S-3 (File No. 333-220958) filed by the Issuer with the Securities and Exchange Commission on January 25, 2018, and the disclosure by the Issuer of the successful completion of this offering in a press release dated January 29, 2018.)

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Phase4 Partners	1,065,447 shares
Phase4 III	1,065,447 shares
Phase4 GPLP	1,065,447 shares
Phase4 GP	1,065,447 shares
Dr. Alastair McKinnon	0 shares
Denise Scots-Knight, Ph.D.	0 shares
Charles Sermon	0 shares

(ii)	Shared power to vote or to direct the vote:

Phase4 Partners	0 shares
Phase4 III	0 shares
Phase4 GPLP	0 shares
Phase4 GP	0 shares
Dr. Alastair McKinnon	1,065,447 shares
Denise Scots-Knight, Ph.D.	1,065,447 shares
Charles Sermon	1,065,447 shares

(iii)	Sole power to dispose or to direct the disposition of:

Phase4 Partners	1,065,447 shares
Phase4 III	1,065,447 shares
Phase4 GPLP	1,065,447 shares
Phase4 GP	1,065,447 shares
Dr. Alastair McKinnon	0 shares
Denise Scots-Knight, Ph.D.	0 shares
Charles Sermon	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Phase4 Partners	0 shares
Phase4 III	0 shares
Phase4 GPLP	0 shares
Phase4 GP	0 shares
Dr. Alastair McKinnon	1,065,447 shares
Denise Scots-Knight, Ph.D.	1,065,447 shares
Charles Sermon	1,065,447 shares

(c) On January 30, 2018, 100,000 shares of Common Stock held by Phase4 GPLP, in its capacity as general partner of Phase4 III, were sold in open market transactions as follows:

Number of Shares of Common Stock	Price per Share*	Price Range

98,500	$34.4006	$34.40	$34.71
1,500	$37.0587	$36.60	$37.43
*The number of securities reported represent an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices. The price per share reported represents the weighted-average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, the number of shares executed at each separate price within the range.

Except as set forth above, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.
(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2018	PHASE4 PARTNERS LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title: Director

Date: February 2, 2018	PHASE4 VENTURES III LP

By: Phase4 Partners Limited, its Manager

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: February 2, 2018	PHASE4 VENTURES III GP LP

By: Phase4 Ventures III General Partner Limited,
its general partner

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: February 2, 2018	PHASE4 VENTURES III GENERAL PARTNER
LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: February 2, 2018	/s/ Alastair McKinnon
Alastair McKinnon

Date: February 2, 2018	/s/ Denise Scots-Knight
Denise Scots-Knight

Date: February 2, 2018	/s/ Charles Sermon
Charles Sermon